
06019564


ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-03470

20th December, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 20th December, 2006 has issued and allotted 8,93,290 Ordinary Shares of Re.1/- each, upon exercise of 89,329 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 20th December, 2006, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 376,01,65,920/- divided into 376,01,65,920 Ordinary Shares of Re.1/- each.

PROCESSED

Yours faithfully,
ITC Limited

JAN 0 5 2007

THOMSON
FINANCIAL

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
    Division of Corporate Finance
    Office of International Corporate Finance
    Mail Stop 3-9
    450 Fifth Street
    Washington DC 20549
    U.S.A.

cc: Societe de la Bourse de Luxembourg
    11 Avenue de la Porte - Neuve
    L-2227 Luxembourg.